Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California  91741

November 4, 2016

VIA EDGAR TRANSMISSION

Lisa Larkin
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”) File Nos.: 33-12213 and 811-05037 Osterweis Emerging Opportunity Fund (the “Fund”)

Dear Ms. Larkin:

This correspondence is being filed in response to your oral comments provided to Elaine E. Richards, Esq. of U.S. Bancorp Fund Services, LLC on October 12, 2016, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 683 to its registration statement. PEA No. 683 was filed pursuant to Rule 485(a) under the 1933 Act on Form N‑1A on September 2, 2016, and is designated to become effective on November 29, 2016. The purpose of PEA No. 683 was to register a new series of the Trust within the Osterweis family of funds.  The Trust will file another post-effective amendment under Rule 485(b) to (1) make certain non-material changes as appropriate and (2) file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.  The Trust’s responses to your comments are as follows:

Prospectus

1.	On page 1, with respect to the Fees and Expenses of the Fund table, the Staff notes that there is no line item for Acquired Fund Fees and Expenses (“AFFE”) even though within the strategy section, there is specific discussion regarding the Fund’s ability to invest in other investment companies and exchange-traded funds (“ETFs”). Please confirm supplementally that AFFE for the Fund is not estimated to be more than of 0.01% of the Fund’s assets necessitating a line item on the Fee table. Otherwise, please add the line item if applicable.

The Trust responds by stating that although the strategy section discusses the Fund’s permitted investments in other investment companies and ETFs, the Fund is not expected to invest in such securities to such an extent as to necessitate the required line item on the Fee table. Should that change, the Trust will add the appropriate disclosure.

2.	On page 1, with respect to the Fees and Expenses of the Fund table, please correct the line item labeled “Fee Waiver and/or Expense Reduction” to state “Fee Waiver and/or Expense Reimbursement.”

The Trust responds by making the correction as requested.

3.	On page 1, with respect to the Fees and Expenses of the Fund table, please make clear at the end of Footnote 2, that any reimbursement to the Adviser will not exceed the Expense Cap in place at the time the waivers were made.

The Trust responds by clarifying the disclosure as requested.

4.	With respect to the “Principal Investment Strategies” on page 2, please explain supplementally, the rationale for the ranges used to denote capitalization sizes as they differ from the ranges typically used by the Staff. (NOTE: The Staff usually defines small-cap as $1.1 billion - $3.5 billion. The Fund’s prospectus states that the Adviser defines small cap as “up to $3 billion.” The Staff usually defines mid-cap as $3.5 billion - $17 billion. The Fund’s prospectus states that the Adviser defines mid-cap as “between $3 billion and $10 billion.”)

The Trust has confirmed with the Adviser that it believes the market cap ranges used for the Fund are reasonable. The Predecessor Fund has historically invested in companies of the capitalization sizes explained in the Prospectus and notes that the ranges are well within the ranges noted by the SEC staff. Given the many definitions of small cap, the Adviser set the stated market cap ranges based on how it views the investment universe for the Fund. In setting ranges for small cap, given its many definitions, the Adviser considered the Russell 2000 Index, which Russell defines based on the 1001st to 3000th largest companies by market capitalization. As of 9/30/2016, the 1001st company had a market capitalization of about $2.5 billion. Additionally, the largest stock in the Russell 2000 Index has varied from a low of $1.2 billion in 2009 to a high of $3.4 billion in 2015. Likewise there is no universally accepted definition of mid cap, but a widely used benchmark in the industry for small-to-mid cap strategies is the Russell 2500 Index, which Russell defines based on the 501st to 3000th largest companies by market capitalization. As of 9/30/2016, the 501st company had a market capitalization of about $7.5 billion.  The Adviser believes that $3 billion is a reasonable limit for the small cap category. Furthermore, the Adviser believes $10 billion is an appropriate upper limit for mid cap stocks in the Fund in part because raising the mid-cap range to $17 billion would materially change the typical investment universe of the Fund.

5.	Within the “Principal Investment Strategies” section, please consider adding an example or parenthetical to further explain the phrase emphasized in the following sentence:

The Adviser seeks to identify high quality companies within emerging industries and market niches with significant revenue and earnings growth potential before they are widely discovered.

The Trust responds by adding clarification to the referenced phrase as follows:

The Adviser seeks to identify high quality companies within emerging industries (e.g., companies in industries that are rapidly growing and evolving) and market niches (e.g., companies that are focused on meeting a specific market need) with significant revenue and earnings growth potential before they are widely discovered.

6.	Within the “Principal Investment Strategies” section, please explain what is meant by the term “similarly structured pooled investments” in the following sentence and consider whether such securities warrant any specific or additional risk disclosure:

The Fund may also invest in other investment companies, exchange-traded funds (“ETFs”) and similarly structured pooled investments, for the purpose of gaining exposure to certain markets while maintaining liquidity.

The Trust responds by deleting the referenced phrase.

7.	Within the “Principal Investment Strategies” section, it states that the Fund may invest in foreign securities, including emerging markets. Consider providing further details in this section to distinguish emerging “markets” from emerging “industries.”

The Trust responds by adding the following additional disclosure to distinguish the two terms:

The Fund may invest up to 30% of its assets in equity securities of foreign issuers and/or depositary receipts that are traded on domestic or foreign exchanges (including in securities issued by companies domiciled in emerging market countries).

8.	The Staff observes that within the “Principal Investment Strategies” section, each of the S&P sectors is listed. The Staff questions whether the Trust sees fit to add the S&P’s newest sector – Real Estate -- to the list.

The Trust responds that the Adviser does not believe that the Fund’s investments in the real estate sector could exceed 25% of fund assets.

9.	Within the “Principal Investment Risks” section, the Staff observes that there is disclosure for “Unseasoned Company Risk,” with no corresponding reference to unseasoned companies within the “Principal Investment Strategies” section. Please reconcile the inconsistency.

The Trust clarifies that “Unseasoned Company Risk” was intended to summarize the risk associated with the sentence located in the Principal Investment Strategies, which states “Some of the companies in which the Fund may invest may have limited operational or earnings history or may have limited products, markets, financial resources or management depth. The Fund may invest in initial public offerings (IPOs).”

10.	Within the “Principal Investment Risks” section, under Foreign Securities and Emerging Markets Risk, please consider whether disclosure should be added regarding depositary receipts or Brexit.

The Trust responds by enhancing the disclosure to read as follows:

•	Foreign Securities and Emerging Markets Risk: Investing in foreign securities, including ADRs, may involve increased risks due to political, social and economic developments abroad, and differences between U.S. and foreign regulatory practices. These risks can be elevated in emerging markets. Investments in emerging markets are generally more volatile than investments in developed foreign markets. Given the global interrelationships of today’s economy, volatility or threats to stability of any significant currency, such as occurred in the recent past with the European Monetary Union, or significant political instability, may affect other markets and affect the risk of an investment in the Fund.

11.	Within the “Principal Investment Risks” section, the Staff observes that disclosure is provided relating to two specific S&P sectors. Please explain why there is no risk disclosure for the other sectors.

The Trust responds by pointing to a sentence located within the “Principal Investment Strategies” section, explaining that “[i]t is anticipated that over 25% of the Fund’s assets will be invested in securities within the healthcare and information technology sectors.” Because those sectors are expected to exceed 25% of the Fund’s assets initially, the Trust thought it appropriate to provide expanded disclosure regarding those sectors at this point. The Fund will add additional risk disclosure about all sectors in the Fund’s SAI and then should any other sector exceed 25% of the Fund’s assets in the future, the Fund will add appropriate additional disclosure to the Fund’s Prospectus.

12.	With respect to the heading “Performance,” please consider modifying the heading to read “Fund Performance” or “Performance of the Fund.”

The Trust responds by making the change as suggested.

13.	With respect to the “Performance” section, please address the following questions supplementally or within the Prospectus disclosure, as applicable:

A.	Supplementally, please confirm that the Predecessor Fund relied on the exemptions provided within Section 3(c)(1), Section 3(c)(7), or Section 3(c)(11) of the Investment Company Act of 1940.
B.	i) Supplementally, please describe the background of the Predecessor Fund, explaining when and why the accounts were created.
ii) Please state supplementally whether Callinan Asset Management managed any other accounts that were materially equivalent to the Predecessor Fund.
iii) Were these other accounts converted to other registered investment companies?  If not, why not?
C.	Please state whether the Predecessor Fund transferred substantially all of its securities or only a portion to the new Fund.
D.	State whether the Adviser believes that the Predecessor Fund could have complied with Sub-Chapter M of the IRC.

The Trust responds as follows:

13.A.	The Predecessor Fund relied on the exemptions provided within Section 3(c)(1) of the Investment Company Act of 1940.

13.B.i	The Predecessor Fund is a private investment fund that launched in March 2010, for the benefit principally of U.S. taxable investors. At inception, RS Investments was the Predecessor Fund’s general partner and Jim Callinan was the Predecessor Fund’s portfolio manager on RS Investments’ behalf. Mr. Callinan organized the General Partner in June 2012 and Callinan Asset Management LLC replaced RS Investments as the Predecessor Fund’s general partner on October 1, 2012. On April 1, 2016, Mr. Callinan became an employee of Osterweis Capital Management and has continued to manage the Predecessor Fund’s portfolio with Osterweis Capital Management, LLC as adviser to the Predecessor Fund. On October 31, 2016, Osterweis Capital Management, LLC acquired substantially all the advisory business of Callinan Asset Management, LLC (“CAM”), which had served as the general partner to the Predecessor Fund prior to being acquired by the Adviser as discussed above. From the date of CAM’s acquisition by the Adviser until the date of the conversion, Osterweis Capital Management, LLC will serve as both investment manager and general partner of the Predecessor Fund.

13.B.ii	Callinan Asset Management LLC did not manage any other accounts besides the Predecessor Fund.

13.B.iii	Not applicable

13.C.	As discussed with Ms. Larkin, four investors representing 42.6% of the assets in the Predecessor Fund have determined that they did not want to be invested in the Fund and they redeemed out of the Predecessor Fund on October 31, 2016. One of those investors, who represented less than 1% of the Predecessor Fund’s assets, redeemed his investment and the Predecessor Fund was able to fulfill his redemption request through cash it had on hand. Three other investors moved to separately managed accounts and they redeemed in-kind with their pro rata share of each security held by the Predecessor Fund. At the time of the conversion, the Predecessor Fund will transfer all of its securities and cash to the new Fund and the new Fund will hold the same securities in the same proportion as was held in the Predecessor Fund.

13.D.	For the performance period shown in the prospectus with respect to the Predecessor Fund, the Adviser believes that the Predecessor Fund, if it hypothetically was registered as an investment company under the Investment Company Act of 1940, as amended, and therefore eligible to be treated as a regulated investment company or “RIC” under Subchapter M of the Internal Revenue Code of 1986, as amended, should have otherwise been able to qualify as a RIC based on the type of assets held, diversification of the portfolio and the nature of income earned. No assurances can be given as to whether the Predecessor Fund, as a RIC, would have been required to pay any excise taxes because of insufficient distributions. Also, no assurances can be given with respect to every quarterly period included within that performance period because no regular quarterly testing of RIC status was performed with respect to the Predecessor Fund, but the Adviser believes that information from a sampling of periods supports satisfaction of those RIC requirements and the Adviser is not aware of any portion of that period that those RIC requirements could not have been satisfied.

14.	Supplementally, please state whether the account used the one-time adjustment for the gross fees or not.

The Trust responds by stating that for the period 10/1/2012 through 11/30/2016, a one-time adjustment for the management fee was made to the monthly performance of the Predecessor Fund: each month’s gross-of-management-fee return was reduced by approximately 8.2954 basis points (which compounds to an annual reduction of 100 basis points).

15.	If the standard SEC method was not used to calculate performance for the Predecessor Fund, please include a statement that the method differed from the SEC’s method.

The Trust responds by adding the requested statement to the prospectus:

“The performance of the private investment fund prior to November 30, 2016, is based on calculations that are different than the standardized method of calculations specified by the Securities and Exchange Commission (the “SEC”). If the private investment fund’s performance had been readjusted to reflect the Fund’s expenses, the performance would have been lower. The private investment fund was not registered under the Investment Company Act of 1940 (“1940 Act”) and was not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code of 1986, which, if applicable, may have adversely affected its performance.”

16.	Please have the Adviser represent supplementally that it has the records necessary to support calculations of performance in accordance with Rule 204-2A16.

The Adviser represents that it has the records necessary to support calculations of performance for the Predecessor Fund in accordance with Rule 204-2A16.

17.	Above the bar chart, please consider adding a statement stating that the performance shown is not that of the Fund.

The Trust responds by adding the statement as requested.

18.	Please explain supplementally why the Russell 2000 Growth Index is an appropriate benchmark for the Fund.

The Trust responds by noting that the Adviser believes the Russell 2000 Growth Index is appropriate given the Fund’s focus on smaller companies with rapidly growing revenues and earnings growth potential. Additionally, based on the Predecessor Fund’s performance history, out of all major U.S. indices in the FTSE Russell family, the Russell 2000 Growth Index has shown the best fit according to the R-squared statistical measure in returns-based analysis.

19.	On page 10, within the description of the portfolio manager’s bio under the “Management” section, please correct the reference to “Advisers” so that it is singular.

The Trust responds by making the correction.

20.	On page 10, within the Pricing of Fund Shares discussion under the “Shareholder Information” section, please consider listing out each holiday when shareholder transactions are not processed. Additionally, consider adding a discussion regarding how certain security types are valued.

The Trust responds by noting that the requested information is currently disclosed in the Fund’s SAI. Per the Staff’s suggestion, the Trust has added a list of national holidays to the Fund’s Prospectus, but retained the discussion regarding valuing specific security types in the SAI.

21.	On page 10, within the Fair Value Pricing discussion under the “Shareholder Information” section, pursuant to Item 11(a)(3), Instruction 2 of Form N‑1A, please add a statement indicating the net asset value of the Fund’s shares may change on days when shareholders will not be able to purchase or redeem the Fund’s shares.

The Trust responds by adding the statement as requested.

22.	Please add the back cover to the Prospectus.

The Trust responds by adding the back cover to the Prospectus.

Statement of Additional Information (“SAI”)

23.	With respect to the Convertible Securities discussion on page 6 of the SAI, under the “Investment Policies and Risks” section, please state supplementally whether the Fund expects to invest in contingent convertible securities. If so, please add disclosure as applicable.

The Trust responds by stating that the Adviser does not plan to invest in contingent convertible securities.

24.	On page 16 of the SAI under the “Fundamental Investment Restrictions,” please consider removing reference to senior securities within #8 because it is already referenced in #6.

The Trust responds by making the change as suggested.

25.	On page 26 of the SAI, under the “Fund’s Investment Adviser” section, please add disclosure regarding the name of any person that controls the Adviser, if applicable.

The Trust responds that the SAI has been updated to state that there are no control persons for the Adviser.

26.	Please revise the heading on pages 91-104 from “Statement of Cash Flows” to “Notes to Financial Statements.”

The Trust responds by making the change as suggested.

*     *     *     *     *     *

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact the undersigned at (626) 914-7363.
Sincerely,
/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of Professionally Managed Portfolios

cc: Domenick Pugliese, Esq., Schiff Hardin LLP